# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CYBIN INC., CIK 0001833141
CUSIP: 23256X407
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 100 KING STREET WEST, SUITE 5600, TORONTO, ONTARIO, Ontario Canada (A6), M5X1C9
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-25-002512
Filed by CIK 0001603466

## Reporting persons
- Point72 Asset Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,410,778; sole dispositive power 0; shared dispositive power 6,410,778; aggregate amount beneficially owned 6,410,778 (9.9% of the class)
  Comment: The information set forth on this cover page and in Item 4(b) reflects information as of the close of business on November 13, 2025 and includes 2,109,338 Common Shares (as defined in Item 2(a)) issuable upon exercise of warrants (the "Warrants"). As more fully described in Item 4, certain of the Warrants are subject to a 9.99% blocker (the "9.99% Blocker"), and the percentage set forth in row (11) gives effect to such 9.99% Blocker. However, as more fully described in Item 4, the Common Shares reported as being issuable upon exercise of Warrants in rows (6), (8) and (9) include the number of Common Shares that would be issuable upon full exercise of the Warrants and does not give effect to such 9.99% Blocker. Therefore, the actual number of Common Shares beneficially owned by such Reporting Person, after giving effect to such 9.99% Blocker, is less than the number of Shares reported in rows (6), (8) and (9) to be issuable upon exercise of the Warrants.
  As of September 30, 2025, the Reporting Person may have been deemed to beneficially own 1,239,629 Common Shares, representing 4.9% of the Common Shares outstanding as of such time.
- Point72 Capital Advisors, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,410,778; sole dispositive power 0; shared dispositive power 6,410,778; aggregate amount beneficially owned 6,410,778 (9.9% of the class)
  Comment: Includes 2,109,338 Common Shares issuable upon exercise of Warrants. As more fully described in Item 4, certain of the Warrants are subject to the 9.99% Blocker, and the percentage set forth in row (11) gives effect to such 9.99% Blocker. However, as more fully described in Item 4, the Common Shares reported as being issuable upon exercise of Warrants in rows (6), (8) and (9) include the number of Common Shares that would be issuable upon full exercise of the Warrants and does not give effect to such 9.99% Blocker. Therefore, the actual number of Common Shares beneficially owned by such Reporting Person, after giving effect to such 9.99% Blocker, is less than the number of Common Shares reported in rows (6), (8) and (9) to be issuable upon exercise of the Warrants.
  As of September 30, 2025, the Reporting Person may have been deemed to beneficially own 1,239,629 Common Shares, representing 4.9% of the Common Shares outstanding as of such time.
- Steven A. Cohen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,410,778; sole dispositive power 0; shared dispositive power 6,410,778; aggregate amount beneficially owned 6,410,778 (9.9% of the class)
  Comment: Includes 2,109,338 Common Shares issuable upon exercise of Warrants. As more fully described in Item 4, certain of the Warrants are subject to the 9.99% Blocker, and the percentage set forth in row (11) gives effect to such 9.99% Blocker. However, as more fully described in Item 4, the Common Shares reported as being issuable upon exercise of Warrants in rows (6), (8) and (9) include the number of Common Shares that would be issuable upon full exercise of the Warrants and does not give effect to such 9.99% Blocker. Therefore, the actual number of Common Shares beneficially owned by such Reporting Person, after giving effect to such 9.99% Blocker, is less than the number of Common Shares reported in rows (6), (8) and (9) to be issuable upon exercise of the Warrants.
  As of September 30, 2025, the Reporting Person may have been deemed to beneficially own 1,239,629 Common Shares, representing 4.9% of the Common Shares outstanding as of such time.

## Item 1. Issuer
Name of issuer: CYBIN INC.
Address of issuer's principal executive offices: 100 King Street West, Suite 5600, Toronto, Ontario, Canada M5X 1C9

## Item 2. Person Filing
Name of person filing: This statement is filed by: (i) Point72 Asset Management, L.P. ("Point72 Asset Management") with respect to the common shares, no par value ("Common Shares"), of Cybin Inc. held by (and the Common Shares underlying the Warrants held by) Point72 Associates, LLC, an investment fund it manages ("Point72 Associates"); (ii) Point72 Capital Advisors, Inc. ("Point72 Capital Advisors Inc.") with respect to the Common Shares held by (and the Common Shares underlying the Warrants held by) Point72 Associates; and (iii) Steven A. Cohen ("Mr. Cohen") with respect to the Common Shares beneficially owned by Point72 Asset Management and Point72 Capital Advisors Inc.
Address of principal business office or, if none, residence: The address of the principal business office of Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902.
Citizenship: Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation. Mr. Cohen is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on November 13, 2025. Such information as of September 30, 2025 is set forth in the footnote on such cover page.

Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen own directly no Common Shares. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by Point72 Associates. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Mr. Cohen controls each of Point72 Asset Management and Point72 Capital Advisors Inc. The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the Common Shares reported herein.

The aggregate percentage of the Common Shares reported to be beneficially owned by each Reporting Person as of September 30, 2025 is based on 25,188,217 Common Shares outstanding as of September 16, 2025, as reported in Amendment No. 1 to the Issuer's Registration Statement on Form F-10/A filed with the Securities and Exchange Commission on September 17, 2025.

The Warrants reflected on the cover pages are subject to a 9.99% Blocker whereby they are not exercisable to the extent that following such exercise, taking into account all other Common Shares beneficially owned by the Reporting Persons, the Reporting Persons would beneficially own in excess of 9.99% of the Issuer's outstanding Common Shares, as calculated in a manner consistent with the provisions of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. Consequently, as of November 13, 2025, some of the Warrants referred to herein are not presently exercisable due to the 9.99% Blocker.
Percent of class: 9.9%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on November 13, 2025.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on November 13, 2025.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on November 13, 2025.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on November 13, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). Point72 Associates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the outstanding Common Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Point72 Asset Management, L.P.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (11/14/2025)
- Point72 Capital Advisors, Inc.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (11/14/2025)
- Steven A. Cohen: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (11/14/2025)